January 21, 2014

Mr. Richard Ferguson
Chairman of the Board
Peoples Bancorp Inc.
Peoples Bank, National Association

Dear Richard:

I am writing to respectfully inform you that I intend to retire from the boards of Peoples Bancorp and Peoples Bank when my term ends at the 2014 Annual Meeting of Shareholders in April.

I am thankful for the opportunity to have served on the board these past 24 years.

I wish the board and the company continued success.

Sincerely,

T. P. Sauber

Theodore P. Sauber